CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

Performance Leveraged Upside Securities (“PLUSSM”)	$8,000,000	$856.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $856.00 fee with respect to the $8,000,000 PLUS sold pursuant to this registration statement is offset against those filing fees, and $29,268.42 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 134
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
for PLUS	Dated October 26, 2006
Dated February 21, 2006	Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

PLUS due May 1, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Value of the Russell 2000® Index
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)

The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement. At maturity you will receive for each $1,000 principal amount of PLUS that you hold an amount in cash that may be more or less than the principal amount based upon the closing value of the Russell 2000® Index at maturity.

Final Terms:
Underlying index:	Russell 2000® Index
Underlying index publisher:	Frank Russell Company
Aggregate principal amount:	$8,000,000
Pricing date:	October 26, 2006
Original issue date:	October 31, 2006, which is the third trading day following the pricing date
Maturity date:	May 1, 2008
Original issue price (principal amount):	$1,000 per PLUS
Interest rate:	None
Denominations:	$1,000 and integral multiples thereof
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:	An amount of cash per PLUS equal to:
•	if the final index value is greater than the initial index value, $1,000 plus the leveraged upside payment, subject to a maximum payment at maturity; or
•	if the final index value is less than or equal to the initial index value, $1,000 times the index performance factor, which will be less than or equal to 1.0.
Leveraged upside payment:	The product of (i) $1,000 and (ii) the leverage factor and (iii) the index percent increase
Leverage factor:	300%
Index percent increase:	A fraction, the numerator of which is the final index value minus the initial index value and the denominator of which is the initial index value
Initial index value:	770.50
Final index value:	The index closing value of the underlying index on the index valuation date, as published on Bloomberg page “RTY” or any successor page
Index performance factor:	A fraction, the numerator of which is the final index value and the denominator of which is the initial index value
Index valuation date:	April 28, 2008
Maximum payment at maturity:	$1,255.50 per PLUS
Listing:	The PLUS will not be listed on any securities exchange
CUSIP:	61748A288

The PLUS involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on PS-7.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to	Agent’s	Proceeds to
	Public	Commissions(1)	Company

Per PLUS	$1,000	$1.50	$998.50
Total	$8,000,000	$12,000	$7,988,000
(1) For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

MORGAN STANLEY

Where You Can Find More Information

     Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

     You may access these documents on the SEC web site at www.sec.gov as follows:

  Prospectus Supplement for PLUS dated February 21, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000371/feb2106_424b2-plus.htm

  Prospectus dated January 25, 2006:
  http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

     Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

     “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

Your Return on the PLUS

     No guaranteed return of principal; no interest. Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the final index value is less than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $1,000 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index. The PLUS are not callable prior to maturity.

     Payment at maturity. At maturity, you will receive for each $1,000 principal amount of PLUS that you hold an amount in cash based upon the value of the underlying index, determined as follows:

  If the final index value is greater than the initial index value, you will receive for each $1,000 principal amount of PLUS that you hold a payment at maturity equal to:

     $1,000 + leveraged upside payment,

subject to a maximum payment at maturity of $1,255.50, or 125.55% of the issue price,

where,

     leveraged upside payment = ($1,000      ×      300%      ×      index percent increase)

and

  If the final index value is less than or equal to the initial index value, you will receive for each $1,000 principal amount of PLUS that you hold a payment at maturity equal to:

     $1,000 × index performance factor

where,

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $1,000.

Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.

     Postponement of Maturity Date. If the scheduled index valuation date is postponed, because that day is not an index business day or a market disruption event occurs on that day, and the postponed index valuation date is less than two index business days prior to the scheduled maturity date, the maturity date will be the second index business day following the index valuation date as postponed.

Hypothetical Payouts on the PLUS at Maturity

     For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the index. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following terms:

•	Issue price per PLUS:	$1,000
•	Initial index value:	770.50
•	Leverage factor:	300%
•	Maximum payment at maturity:	$1,255.50 (125.55% of the issue price)

     Where the final index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $1,000 principal amount per PLUS, but in all cases is subject to the maximum payment at maturity. Where the final index value is less than or equal to the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than the $1,000 principal amount per PLUS.

     You will realize the maximum payment at maturity at a final index value of approximately 108.52% of the initial index value, or approximately 836.15. In addition, you will not share in the performance of the index at final index values above 125.55% of the initial index value, or approximately 967.36. The graph does not show every situation that may occur.

The Russell 2000 Index
The PLUS
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
$850
$800
$1,255.50 Maximum Payment at Maturity
PLUS Zone
$1,000 Issue Price
Payment at Maturity on the PLUS
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
8.52%
25.55%
Percentage Change in Final Index Value

The Underlying Index

     The Russell 2000® Index. The Russell 2000 Index is an index calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies domiciled in the U.S. and its territories. All 2,000 stocks are traded on either the NYSE or the AMEX or in the over-the-counter market. The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For further information about the Russell 2000 Index, see “Underlying Indices and Underlying Index Publishers Information—Russell 2000 Index” in the prospectus supplement for PLUS.

     License Agreement. The “Russell 2000® Index” is a trademark of Frank Russell Company and has been licensed for use by Morgan Stanley. The notes are not sponsored, endorsed, sold or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the notes. Frank Russell Company and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Russell 2000 Index, which is owned and published by Frank Russell Company, in connection with securities, including the notes. See “Underlying Indices and Underlying Index Publishers Information—Russell 2000 Index—License Agreement between Frank Russell Company and Morgan Stanley” in the prospectus supplement for PLUS.

     Historical Information. The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, of the underlying index for each quarter in the period from January 1, 2001 through October 26, 2006. The index closing value on October 26, 2006 was 776.04. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the index valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in the level of the index and, therefore, have no effect on the calculation of the payment at maturity.

Russell 2000® Index	High	Low	Period End

2001
First Quarter	511.66	432.80	450.53
Second Quarter	517.23	425.74	512.80
Third Quarter	498.19	378.89	404.87
Fourth Quarter	493.62	397.60	488.50
2002
First Quarter	506.46	458.40	506.46
Second Quarter	522.95	452.45	462.65
Third Quarter	447.73	356.58	362.27
Fourth Quarter	410.24	327.04	383.09
2003
First Quarter	398.45	345.94	364.54
Second Quarter	458.01	368.69	448.37
Third Quarter	520.20	449.17	487.68
Fourth Quarter	565.47	500.32	556.91
2004
First Quarter	601.50	557.63	590.31
Second Quarter	606.39	535.34	591.52
Third Quarter	582.72	517.10	572.94
Fourth Quarter	654.57	564.88	651.57
2005
First Quarter	644.95	604.53	615.07
Second Quarter	644.19	575.02	639.66
Third Quarter	688.51	643.04	667.80
Fourth Quarter	690.57	621.57	673.22
2006
First Quarter	765.14	684.05	765.14
Second Quarter	781.83	672.72	724.67
Third Quarter	734.48	671.94	725.59
Fourth Quarter (through
October 26, 2006)	776.04	718.35	776.04

     Use of Proceeds and Hedging. The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

     On or prior to the date of this pricing supplement, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the underlying index. Such purchase activity could have increased the value of the underlying index, and therefore the value at which the underlying index must close on the index valuation date before you would receive at maturity a payment that exceeds the principal amount of the PLUS. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

Risk Factors

     The PLUS involve risks not associated with conventional debt securities, some of which are briefly summarized below:

     PLUS do not pay interest or guarantee return of principal. If the final index value is less than the initial index value, you will receive an amount in cash that is less than the $1,000 issue price of each PLUS by an amount proportionate to the decrease in the value of the underlying index and will lose money on your investment.

     Your appreciation potential is limited. The appreciation potential of the PLUS is limited by the maximum payment at maturity of $1,255.50 per PLUS, or 125.55% of the issue price. Although the leverage factor provides 300% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 125.55% of the issue price for each PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds approximately 108.52% of the initial index value.

     Secondary trading may be limited. The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide significant liquidity. Accordingly, you should be willing to hold your PLUS to maturity.

     Market price of the PLUS will be influenced by many unpredictable factors. Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value of the underlying index at any time and on the index valuation date, the volatility of the underlying index, interest and yield rates in the market, geopolitical conditions and economic, financial, political and regulatory or judicial events, the time remaining to the maturity of the PLUS, the dividend rate on the stocks constituting the underlying index and our creditworthiness.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

     Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates.

     The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests. The hedging or trading activities of our affiliates on or prior to the pricing date and on the index valuation date could adversely affect the value of the underlying index and, as a result, could decrease the amount you may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could potentially have affected the initial index value and, therefore, could have increased the value at which the underlying index must close on the index valuation date before you receive a payment at maturity that exceeds the principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash you will receive at maturity.

     Investing in the PLUS is not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index.

     Although we believe that the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS. See the section called “United States Federal Income Taxation” below.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-11 of the prospectus supplement for PLUS. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

ERISA

     See the section called “ERISA” in the prospectus supplement for PLUS.

United States Federal Income Taxation

     Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

     Please read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the PLUS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.